Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07022398

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

SUPPL

30 March 2007

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 March 2007 and 30 March 2007 inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
APR 13 2007
THOMSON FINANCIAL

RECEIVED
2007 APR -9 A 10:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 01/03/2007

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 28 February 2007 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
28 February 2007	75,915	n/a		

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 21,523,958 ordinary shares representing 3.9% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested.
01.03.2007
END

REG-Misys: Statement re EVP Strategy & Corporate Development <MSY.L>
Released: 05/03/2007

5 MARCH 2007
FOR IMMEDIATE RELEASE

MISYS plc
PAUL MUSSELMAN APPOINTED
TO LEAD STRATEGY AND CORPORATE DEVELOPMENT

Misys plc, the global software and solutions company, today (5 March 2007) announces that Paul Musselman has been appointed as Executive Vice President of Strategy and Corporate Development, with immediate effect.

Paul joins from IBM where he worked for six years and was most recently Vice President in the Global Services organisation with global responsibility for complex commercial transactions and partnerships. Paul joined IBM's Corporate Development function at the world headquarters and went on to lead IBM's Corporate Development team for Europe, Middle East and Africa based in Paris Prior to IBM, Paul had a range of corporate development roles with Net Perceptions Inc and Intel Corporation.

Mike Lawrie, Chief Executive, Misys plc, said: `We are pleased to have appointed Paul to lead corporate development across the Company, reporting to me. He brings extensive expertise which will be valuable as we continue to build our business and position around high growth market segments. Paul will have specific responsibility for developing winning partnerships and leading acquisitions which support our growth strategy and we welcome him to the team.'

(Ends)

Additional biographical information
2001 - 07 International Business Machines Corp
2005 -07 Vice President, IBM Global Services
2003 -05 Director, Corporate Development, EMEA
2001 - 03 Director, Corporate Development, New York
2000 - 01 Net Perceptions Inc
Vice President Business Development and Alliances
1997 - 2000 Intel Corp
Manager, New Business Development, Intel Capital

ANALYST / INVESTOR ENQUIRIES
Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam	Josh Rosenstock
Tel: +44 (0) 20 7368 2305	Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721	Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk	Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys

employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com
END

REG-Misys: Treasury Stock <MSY.L>

Released: 06/03/2007

Transfer of Shares held in Treasury
Misys plc announces that on 6 March 2007 it transferred to participants in its employee share schemes 1,096 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,161,983 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,565,053.
06.03.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys PLC <MSY.L> Strategy Announcement

RECEIVED

2007 APR -9 A 10: 25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Released: 08/03/2007

RNS Number:5588S
Misys PLC
08 March 2007

8 MARCH 2007
FOR IMMEDIATE RELEASE

MISYS plc - STRATEGY ANNOUNCEMENT

CEO MIKE LAWRIE UNVEILS
NEW STRATEGY AND AGREEMENT ON SALE OF SESAME

New Strategy

Misys Chief Executive, Mike Lawrie, is today (8 March 2007) outlining the company's new strategic plan. Misys' strategy is to be the leading application software and services provider to the financial services and healthcare industries by providing customers integrated, comprehensive solutions. Misys today also announces it has reached an agreement in principle to sell a majority stake in Sesame to Sesame management.

The key strategic imperatives for Misys are:

- To drive the business toward providing software solutions and expand along more of the available value chain
- To develop a focused strategy and a simplified integrated portfolio for each business - Treasury & Capital Markets, Core Banking, Healthcare and Services
- To grow the business by developing successful partnerships and collaborations
- To revitalise the organisation by engaging more proactively with customers and partners and establishing clear accountability for delivering results
- To ensure that the business is innovative and better captures emerging market opportunities; and
- To deliver improved financial performance

Cost Savings and Reinvestment

- Annual cost savings of £25m anticipated in FY08, rising to £40m per year from FY2009
- Total reinvestment of £70m of these cost savings from FY08 through to FY11, with reinvestment of £15m in FY08, £25m in FY09, £20m in FY10, and £10m in FY11

One-off charges

- One-off cash costs related to process integration, property and other costs expected in the region of £40-50m, with cash impact expected to be up to £15m in FY07, £25m in FY08, with the remainder arising in following year
- Non cash asset write down expected of £60-70m, relating principally to loss on sale of Sesame and the write down of goodwill and capitalised R&D

Improved financial performance

- 3-5 year turnaround programme

- Targeting annual Group revenue growth of 2-4% by the mid point of turnaround programme, with annual revenue growth of 4-6+% by the end of turnaround programme
- Targeting Group operating margins of 15-18% by the mid point of turnaround programme, with margins of 18-20+% being targeted by the end of turnaround programme
- Improved productivity and a more efficient cost structure through the consolidation of real estate and development sites and, over time, the reallocation of some resources to priority areas such as services; together with the introduction of a global operating model involving back office process integration.

Agreement on Sale of Sesame

- Non-binding heads of agreement signed with Sesame management to purchase 60% of Sesame, subject to documentation and Financial Services Authority (FSA) and shareholder approval
- Misys to retain 40% shareholding
- £105m of cash and guarantee invested in the business
- Deferred benefits of up to £90m to arise from the release of existing regulatory capital guarantee provided to Sesame by Misys and the repayment of subordinated loan notes
- Deferred benefits expected to be paid over 8-10 years and dependent on future performance of Sesame
- No distributions may be paid in respect of equity shareholdings in Sesame until Misys receives the full amount of the deferred benefits
- Financial impact will be to reduce Misys Group annual revenues by approximately £350m and to reduce EPS by between 1 and 2 pence per share; sale will result in a loss on disposal of approximately £50m (principally goodwill)
- Misys to give minimal representations and warranties
- Upon completion, Sesame will be de-consolidated and Misys will not be subject to any additional capital injection requirements beyond existing regulatory capital guarantee
- Aim of transaction is to maintain the financial and operational stability of the Sesame business whilst enabling Misys to exit its investment in Sesame
- The finalisation of documentation with Sesame management will become binding subject to the approval of a change of control by the FSA and shareholders' approval. This process may affect the terms of the transactic as outlined. Misys has already commenced discussions of the proposed transaction with the FSA.

Mike Lawrie said, "Since joining Misys on 1 November 2006, I have spent a lot of time talking to customers, employees and shareholders to get their input on how we can improve the performance of Misys. Misys has great assets in its extensive customer base, its products and people. The turnaround strategy I am announcing today will build on these strengths to create a more customer-focused business with the capacity to deliver improved returns to shareholders. There is no quick fix and the turnaround process will take 3-5 years. To help me achieve this, I have built a seasoned executive team who can execute with urgency. We are confident that we are setting out achievable goals that will deliver long term value for shareholders, customers and employees alike."

(Ends)

WEBCAST AND DIAL IN

Mike Lawrie, Chief Executive, will host a strategy presentation this morning for analysts and investors. A live webcast of the presentation will be available on the Company's website at www.misys.com from 9.15 GMT today and will be available to view on demand from approximately 13.30 GMT.

A listen-only dial in facility will be available on +44(0)20 7806 1961.

An interview with Mike Lawrie, Chief Executive, will be available from 7.00 GMT today on www.misys.com and on www.cantos.com.

ANALYST / INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

REG-Misys: Treasury Stock <MSY.L>

Released: 08/03/2007

Transfer of Shares held in Treasury
Misys plc announces that on 8 March 2007 it transferred to participants in its employee share schemes 30,579 ordinary shares at prices between 175p and 211p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,131,404 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,595,632.
08.03.07
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

REG-Misys: Treasury Stock <MSY.L>

Released: 12/03/2007

Transfer of Shares held in Treasury
Misys plc announces that on 12 March 2007 it transferred to participants in its employee share schemes 10,000 ordinary shares at 175p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,121,404 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,605,632.
12.03.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 13/03/2007

Misys plc announces that on 12 March 2007 it received the notification set out below from The Goldman Sachs Group, Inc. on behalf of Goldman Sachs International and Goldman Sachs Asset Management, L.P. pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
13.03.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification

	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify):	NO

3. Full name of person(s) subject to the notification obligation (iii): THE GOLDMAN SACHS GROUP, INC.

4. Full name of shareholder(s) (if different from 3.) (iv): GOLDMAN SACHS INTERNATIONAL, GOLDMAN SACHS ASSET MANAGEMENT, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 08 MARCH 2007

6. Date on which issuer notified: 12 MARCH 2007

7. Threshold(s) that is/are crossed or reached: 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850		Below 3%		30,357,988	4,332,570	6.06%	0.86%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
34,690,558	6.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):
The interest in 30,357,988 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 4,332,570 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: JOANNE WALL

15. Contact telephone number: 020 7051 1704

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments

entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings

through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

REG-Misys: Holding(s) in Company <MSY.L>

Released: 14/03/2007

Misys plc announces that on 13 March 2007 it received the notification set out below from The Goldman Sachs Group, Inc. on behalf of Goldman Sachs International and Goldman Sachs Asset Management, L.P. pursuant to DTR 5 of the FSA's Disclosure Rules and Transparency Rules.

RECEIVED
2007 APR -9 A 10:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130

14.03.07

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Misys plc

2. Reason for the notification

	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify): NEW EXEMPTION DTR 5.1.3 (4) & DTR 5.1.5 (1)	YES

3. Full name of person(s) subject to the notification obligation (iii):	THE GOLDMAN SACHS GROUP, INC.
4. Full name of shareholder(s) (if different from 3.) (iv):	GOLDMAN SACHS INTERNATIONAL, GOLDMAN SACHS ASSET MANAGEMENT, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	09 MARCH 2007
6. Date on which issuer notified:	13 MARCH 2007
7. Threshold(s) that is/are crossed or reached:	BELOW 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)				
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	34,690,558	6.93%					

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
	BELOW 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
We hereby notify you that as at the close of business on 09 March 2007, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has notifiable interest in shares.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: JOANNE WALL

15. Contact telephone number: 020 7051 1704

Annex Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable (xvii)

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person
or legal entity subject to the notification obligation)

C: Additional information

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be

mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.
vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.
For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
viii. Direct and indirect
ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to

cover the notification obligations of the controlled undertaking.
xvi. This annex is only to be filed with the competent authority.
xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END
END

REG-Misys: Treasury Stock <MSY.L>

Released: 14/03/2007

Transfer of Shares held in Treasury

Misys plc announces that on 14 March 2007 it transferred to participants in its employee share schemes 1,367 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,120,037 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,606,999.

14.03.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email:

REG-Misys: Treasury Stock <MSY.L>

Released: 19/03/2007

Transfer of Shares held in Treasury
Misys plc announces that on 19 March 2007 it transferred to participants in its employee share schemes 10,000 ordinary shares at 175p per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,110,037 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,616,999.
19.03.07
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 21/03/2007

Transfer of Shares held in Treasury

Misys plc announces that on 21 March 2007 it transferred to participants in its employee share schemes 4,680 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,105,357 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,621,679.

21.03.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Treasury Stock <MSY.L>

Released: 22/03/2007

Transfer of Shares held in Treasury

Misys plc announces that on 22 March 2007 it transferred to participants in its employee share schemes 20,000 ordinary shares at 175p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,085,357 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,641,679.

22.03.07

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-Misys: Director/PDMR Shareholding <MSY.L>

Released: 23/03/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

Vern Davenport

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Vern Davenport

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

49,089

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0098%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

233.5721p PER SHARE — 22 MARCH 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

49,089 (0.0098%)

16. Date issuer informed of transaction

22 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

____

Date of notification 23 March 2007 ________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
	MISYS PLC		(i) ABOVE
3.	Name of person discharging managerial responsibilities/ director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	Joseph Daniel Fitz		NOT APPLICABLE
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	PERSON REFERRED TO IN 3 ABOVE		1p ORDINARY
7.	Name of registered shareholders (s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction
	Joseph Daniel Fitz		PURCHASE OF SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	17,127		0.0034%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction

233.5721p PER SHARE

22 MARCH 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,127 (0.0034%)

16. Date issuer informed of transaction

22 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 23 March 2007

END

Released: 23/03/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(i) ABOVE

3. Name of person discharging managerial responsibilities/ director

Guy Warren

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

1p ORDINARY

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Guy Warren

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

21,406

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0043%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

233.5721p PER SHARE | 22 MARCH 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,406 (0.0043%)

16: Date issuer informed of transaction

22 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 23 March 2007 ______________

END

REG-Misys: Treasury Stock <MSY.L>

Released: 28/03/2007

Transfer of Shares held in Treasury

Misys plc announces that on 28 March 2007 it transferred to participants in its employee share schemes 6,662 ordinary shares at 211p per share. The shares were all formerly held as Treasury shares.

Following the above transfer of shares out of Treasury, Misys plc holds a total of 50,078,695 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 501,648,341.

28.03.07

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

Dan Fitz

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage

16. Date issuer informed of transaction

holding following notification (any treasury shares should not be taken into account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

29 March 2007

18. Period during which or date on which it can be exercised

29 March 2010 - 29 March 2017

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Misys plc 1p ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.39 for options, nil for performance shares

22. Total number of shares or debentures over which options held following notification

199,751 options

199,751 performance shares

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 30 March 2007

END

REG-Misys: PDMR Conditional Share Award and Option Award <MSY.L>

Released: 30/03/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14,,16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer MISYS PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3.	Name of person discharging managerial responsibilities/ director Ed Ho	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
7.	Name of registered shareholders (s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction	14.	Date and place of transaction
15.	Total holding following notification and total percentage	16.	Date issuer informed of transaction

holding following notification (any treasury shares should not be taken into account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

29 March 2007

18. Period during which or date on which it can be exercised

29 March 2010 - 29 March 2017

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Misys plc 1p ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.39 for options, nil for performance shares

22. Total number of shares or debentures over which options held following notification

213,004 options

213,004 performance shares

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 30 March 2007

END

REG-Misys: PDMR Conditional Share Award and Option Award <MSY.L>

Released: 30/03/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

Eileen McPartland

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage

16. Date issuer informed of transaction

holding following notification (any treasury shares should not be taken into account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

29 March 2007

18. Period during which or date on which it can be exercised

29 March 2010 - 29 March 2017

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Misys plc 1p ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.39 for options, nil for performance shares

22. Total number of shares or debentures over which options held following notification

346,132 options

346,132 performance shares

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

____

Date of notification 30 March 2007 ______________________________

END

REG-Misys: PDMR Conditional Share Award and Option Award <MSY.L>

Released: 30/03/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

Guy Warren

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage

16. Date issuer informed of transaction

holding following notification (any treasury shares should not be taken into account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

29 March 2007

18. Period during which or date on which it can be exercised

29 March 2010 - 29 March 2017

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Misys plc 1p ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.39 for options, nil for performance shares

22. Total number of shares or debentures over which options held following notification

313,808 options

313,808 performance shares

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 30 March 2007

END

REG-Misys: PDMR Conditional Share Award and Option Award <MSY.L>

Released: 30/03/2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

MISYS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/ director

Vern Davenport

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage

16. Date issuer informed of transaction

holding following notification (any treasury shares should not be taken into account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

29 March 2007

18. Period during which or date on which it can be exercised

29 March 2010 - 29 March 2017

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved (class and number)

Misys plc 1p ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£2.39 for options, nil for performance shares

22. Total number of shares or debentures over which options held following notification

239,630 options

239,630 performance shares

23. Any additional information

24. Name of contact and telephone number for queries

Steve Leimgruber

0207 368 2342

Name and signature of duly authorised officer of issuer responsible for making notification

Steve Leimgruber

Date of notification 30 March 2007

END

REG-Misys: Result of EGM <MSY.L>

Released: 30/03/2007

Misys plc ("the Company") announces today (30 March 2007) that, at the Company's Extraordinary General Meeting held on 29 March 2007 to approve the Misys Transformation Incentive Plan (the "Plan"), both of the resolutions put to shareholders were duly passed on a show of hands. The purpose of the Plan is to retain and incentivise the new executive team and senior managers at Misys. Copies of the resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:
The Financial Services Authority
25 The North Colonnade

Canary Wharf
London E14 5HS
Details of the levels of proxy appointments and associated voting instructions received prior to the meeting will be available later today on the Misys plc website www.misys.com.
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END